UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”). The Company held its annual general meeting (“AGM”) on 27 June 2024. As at the date of the AGM, the total number of issued shares of the Company was 927,447,379 shares, which was the total number of shares of the Company entitling the holders to attend and vote on all resolutions proposed at the AGM. As more than 50% of the votes were cast at the AGM in favor of the resolutions, they were duly passed as ordinary resolutions at the AGM. The ordinary resolutions that were duly adopted at the AGM were:

1.	To receive and consider the audited financial statements and the reports of the directors and the auditors of the Company for the year ended 31 December 2023.

2.	(a)	To re-elect Mr. Lau Hing Tat Patrick as an executive director of the Company.
	(b)	To re-elect Mr. Qiu Bin as an executive director of the Company.
	(c)	To re-elect Mr. Ma Lida as a non-executive director of the Company.

3.	To authorise the board of directors of the Company (the “Board”) to fix the remuneration of all the directors of the Company for the year ending 31 December 2024.
4.	To re-appoint Crowe (HK) CPA Limited as the auditors of the Company for Hong Kong financial reporting purpose and to authorise the Board to fix their remuneration for the year ending 31 December 2024.
5	To grant a general mandate to the directors of the Company to repurchase shares of the Company not exceeding 10% of the aggregate nominal amount of the existing issued share capital.
6	To grant a general mandate to the directors of the Company to allot, issue and deal with additional shares in the Company not exceeding 20% of the aggregate nominal amount of the existing issued share capital.
7	To extend the general mandate granted to the directors of the Company to allot, issue and deal with shares by the number of shares repurchased.

Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), the Company was required to publish an announcement (the “Announcement”) regarding the AGM of the Company that included the votes cast for and against each of the ordinary resolutions and other information regarding the AGM. We are furnishing such Announcement as Exhibit 99.1 of this Form 6-K, which is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMITED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: June 27, 2024

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Regarding the Poll Results Of The Annual General Meeting of the Company held June 27, 2024 (English translation)

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